SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Financial Statements for the
Years Ended December 31, 1998, 1997 and 1996, and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 Somerset Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania

January 29, 1999

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                         1998          1997

CURRENT ASSETS:
  Cash and cash equivalents                 $ 18,672,000  $ 32,141,000
  Investment securities                       41,412,000    15,963,000
  Accounts receivable (net of
   allowance for doubtful accounts
   of $206,000 and $250,000, respectively)     6,085,000     3,526,000
  Inventories                                  2,350,000     1,077,000
  Prepaid expenses and other current assets    2,410,000     1,266,000
                                             -----------   -----------
     Total current assets                     70,929,000    53,973,000



PROPERTY AND EQUIPMENT - Net                     514,000       752,000



INTANGIBLE ASSETS - Net                          868,000     1,066,000



OTHER ASSETS                                     658,000     1,648,000
                                            ------------  ------------
                                            $ 72,969,000  $ 57,439,000
                                            ============  ============


LIABILITIES AND STOCKHOLDERS' EQUITY                 1998          1997

CURRENT LIABILITIES:
 Accounts payable                                $ 1,281,000     $ 516,000
 Royalty payable                                     799,000     1,172,000
 Medicaid payable                                    578,000       687,000
 Other accrued expenses                              587,000       853,000
 Accrued research and development                  2,924,000     4,394,000
 Income taxes payable                              8,280,000     5,099,000
 Accrued sales returns                               800,000       906,000
 Accrued compensation                                740,000       600,000
 Amounts due to related parties                      595,000     1,433,000
                                                 -----------    ----------
 Total current liabilities                        16,584,000    15,660,000


STOCKHOLDERS' EQUITY:
 Common stock, $.01 par value; 13,719
   shares authorized, 11,297 shares issued            -             -
 Retained earnings                               56,837,000     42,231,000
 Less treasury stock, 644 shares at cost           (452,000)      (452,000)
                                               ------------   ------------
 Total stockholders' equity                      56,385,000     41,779,000
                                               ------------   ------------
                                               $ 72,969,000   $ 57,439,000
                                               ============   ============

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

--------------------------------------------------------------------------------

                                  1998               1997               1996

NET SALES                    $ 43,557,000       $ 66,956,000       $ 101,512,000
                             ------------       ------------       -------------
COSTS AND EXPENSES:
  Cost of sales                 4,623,000          6,622,000          12,672,000
  Marketing                     4,587,000          5,757,000           6,263,000
  Research and development      7,269,000         13,073,000          20,118,000
  Administrative                6,449,000          7,338,000           9,574,000
                             ------------       ------------        ------------
                               22,928,000         32,790,000          48,627,000
                             ------------       ------------        ------------
                               20,629,000         34,166,000          52,885,000

OTHER INCOME - Net              3,612,000          2,735,000           1,732,000
                             ------------       ------------        ------------
INCOME BEFORE INCOME TAXES     24,241,000         36,901,000          54,617,000

PROVISION FOR INCOME TAXES      9,635,000         12,924,000          18,815,000
                             ------------       ------------        ------------
NET INCOME                   $ 14,606,000       $ 23,977,000        $ 35,802,000
                             ============       ============        ============

See notes to consolidated financial statements.
                                      -3-


SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
----------------------------------------------------------------------------------------------------------

                                   Common Stock          Treasury Stock       Retained      Stockholders'
                             ----------------------- --------------------------------------------------
                                Shares      Amount    Shares     Amount       Earnings        Equity

BALANCE, DECEMBER 31, 1995      11,297   $    -        644    $ (452,000)  $ 34,452,000    $ 34,000,000
                                ------   ----------   -----   ----------   ------------    ------------
  Net income                       -          -         -           -        35,802,000      35,802,000

  Dividends                        -          -         -           -       (36,000,000)    (36,000,000)
                                ------   ----------   -----   ----------   ------------    ------------
BALANCE, DECEMBER 31, 1996      11,297        -        644      (452,000)    34,254,000      33,802,000

  Net income                       -          -         -           -        23,977,000      23,977,000

  Dividends                        -          -         -           -       (16,000,000)    (16,000,000)
                                ------   ----------   -----   ----------   ------------    ------------
BALANCE, DECEMBER 31, 1997      11,297        -        644      (452,000)    42,231,000      41,779,000

  Net income                       -          -         -           -        14,606,000      14,606,000
                                ------   ----------   -----   ----------   ------------    ------------
BALANCE, DECEMBER 31, 1998      11,297   $    -        644    $ (452,000)  $ 56,837,000    $ 56,385,000
                                ======   ==========   =====   ==========   ============    ============

See notes to consolidated financial statements.

                                      -4-



SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
----------------------------------------------------------------------------------------------------

                                                      1998               1997             1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $ 14,606,000    $ 23,977,000     $ 35,802,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                      429,000         952,000        1,048,000
       Deferred tax expense (benefit)                     232,000          (8,000)        (736,000)
       Loss on sale of property and equipment               5,000         422,000             -
       Deferred revenue                                      -               -             (63,000)
       Changes in operating assets and liabilities:
         Accounts receivable                           (2,559,000)      2,646,000        7,703,000
         Inventories                                   (1,273,000)        627,000        4,847,000
         Prepaid expenses and other current assets     (1,144,000)      2,415,000       (1,438,000)
         Accounts payable                                 765,000        (135,000)        (861,000)
         Royalty payable                                 (373,000)       (454,000)      (3,050,000)
         Medicaid payable                                (109,000)           -                -
         Accrued research and development              (1,470,000)       (184,000)       2,657,000
         Other accrued expenses                          (232,000)     (1,521,000)       2,084,000
         Income taxes payable                           3,181,000        (933,000)       1,642,000
         Amounts due to related parties                  (838,000)       (188,000)        (454,000)
                                                      -----------     -----------      -----------
     Net cash provided by operating activities         11,220,000      27,616,000       49,181,000
                                                      -----------     -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in investment securities               (25,449,000)    (14,955,000)        (828,000)
  Purchases of property and equipment                     (12,000)        (42,000)        (251,000)
  Proceeds from sale of property and equipment             14,000       2,000,000             -
  Decrease in other assets                                758,000          45,000           60,000
                                                      -----------     -----------      -----------
     Net cash used in investing activities            (24,689,000)    (12,952,000)      (1,019,000)
                                                      -----------     -----------      -----------

                                           -5-                  (Continued)

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------

                                            1998          1997          1996

CASH FLOWS FROM FINANCING ACTIVITIES -
  Dividends paid on common stock       $     -      $ (16,000,000) $(36,000,000)
                                       ------------ -------------  ------------
     Cash used in financing activities       -        (16,000,000)  (36,000,000)
                                       ------------ -------------  ------------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                      (13,469,000)   (1,336,000)   12,162,000

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                      32,141,000    33,477,000    21,315,000
                                       ------------ -------------  ------------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                          $ 18,672,000  $ 32,141,000  $ 33,477,000
                                       ============  ============  ============
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION -
    Cash paid during the year for
    income taxes                        $ 7,762,000  $ 12,092,000  $ 20,409,000
                                       ============  ============  ============

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1. PRINCIPLES OF CONSOLIDATION AND OPERATIONS

   The  consolidated  financial  statements  include  the  accounts  of Somerset
   Pharmaceuticals, Inc. (the "Company") and its wholly owned subsidiaries, Somerset Pharmaceuticals Holding Company and Somerset Caribe, Inc. The
   Company   is  jointly   owned  by  Mylan   Laboratories,   Inc.   and  Watson
   Pharmaceuticals, Inc. ("Watson"), with each owning 50% of the outstanding common stock of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, incorporated in February 1986, is engaged in the development, testing and marketing of drugs to be used in the treatment of various human disorders. Currently, the Company manufactures (at its facility in Puerto Rico), markets and sells Eldepryl, which is used as a treatment for Parkinson's Disease. The Company had exclusivity relating to the chemical compound Eldepryl for use as a treatment for late stage Parkinson's Disease through June of 1996. In May 1996, the Company received approval from the Food and Drug Administration for Eldepryl capsules and withdrew the tablet form from the marketplace. Competitors entered the marketplace with a generic version of the tablet in August 1996. The loss of exclusivity and the introduction of competitive products has had and could continue to have a material impact on the Company's future operating results.

   The Company is party to an exclusive 14-year agreement (through November 22, 2003) with Chinoin Pharmaceutical Company ("Chinoin") of Budapest, Hungary under which Eldepryl and other new potential drugs resulting from Chinoin research are made available for licensing by the Company. The license agreement required the Company to pay royalties equal to 7% of net sales of Eldepryl including sub-license revenues. During 1996, the license agreement was amended to reduce the Eldepryl royalties to 3.5% of net sales subsequent to May 31, 1996. The Company incurred royalty expense of approximately $1,730,000, $2,716,000, and $5,917,000 for the years ended December 31, 1998,
   1997 and 1996, respectively. The license agreement also requires the Company to purchase the main raw material used in the manufacture of Eldepryl from Chinoin through June 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Cash  and  Cash  Equivalents  -  The  Company  generally   considers  debt
      instruments purchased with a maturity of three months or less and investments in money market accounts to be cash equivalents.

   b. Investment Securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1998 and 1997, the investment securities were available-for-sale, and there were no material unrealized gains or losses. Proceeds from sales and maturities of investments were $116,712,000 and $44,973,000, in 1998 and 1997, respectively. In 1998 there were $1,356,000 of realized gains and $23,400 of realized losses. There were no material realized gains or losses in 1997. There were no sales or maturities of investments in 1996. The gain or loss on sale is based on the specific identification method.

   c. Inventories - Inventories are stated at the lower-of-cost or market, with cost determined on a first-in, first-out basis.

   d. Property and Equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method. Estimated useful lives are five to seven years.

   e. Intangible Assets - Intangible assets are amortized on a straight-line basis over 14 years.

   f. Research and Development - Research and development costs are expensed as incurred.

   g. Concentration of Credit Risk - The Company's product is sold throughout the United States principally to distributors and wholesalers in the pharmaceutical industry. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

   h. Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORIES

   Inventories consist of the following at December 31, 1998 and 1997:

                                                      1998                1997

Raw material                                       $ 1,853,000         $ 461,000
Work in process                                          -                 1,000
Finished goods                                         497,000           615,000
                                                   -----------       -----------
Total                                              $ 2,350,000       $ 1,077,000
                                                   ===========       ===========


4. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following at December 31, 1998 and 1997:

                                                      1998                1997

Machinery and equipment                           $ 1,216,000        $ 1,263,000
Furniture and fixtures                                 90,000             97,000
                                                  -----------        -----------
                                                    1,306,000          1,360,000
Less accumulated depreciation                         792,000            608,000
                                                  -----------        -----------
Property and equipment - net                        $ 514,000          $ 752,000
                                                  ===========        ===========

5. SUB-LICENSE OF RIGHTS

   On February 9, 1988, the Company granted a sub-license to its exclusive right and license to use its technology to Draxis Health Inc. (formerly Deprenyl Research Limited) to commercialize certain drugs in Canada for 15 years. The Company receives a royalty of 11% of Draxis Health Inc.'s net sales over the license period.

   Royalty income, net of related royalty expense payable to Chinoin, included in other income for the years ended December 31, 1998, 1997 and 1996 was approximately $97,000, $261,000 and $175,000, respectively.

6. INTANGIBLE ASSETS

   Intangible assets primarily represent the cost of a modification to the terms of the Chinoin Agreement, less accumulated amortization of $1,832,000, and $1,639,000 at December 31, 1998 and 1997, respectively.

7. CO-PROMOTIONAL AGREEMENT

   In 1990, the Company entered into an agreement with Sandoz Pharmaceuticals Corporation ("Sandoz") to co-promote the product Eldepryl. The agreement required Sandoz, among other things, to expend, at a minimum, a predetermined amount for advertising during each year of the agreement. In December 1994, the Company amended its co-promotional agreement with Sandoz. The amended agreement eliminated certain residual period payments to Sandoz, shortened the term to March 31, 1996, eliminated certain sales force detail requirements and required certain payments to be made to the Company if a predetermined level of sales was not achieved.

   The Company had previously entered into an agreement with CoCensys, Inc. ("CoCensys") for the promotion of Elderpryl. The agreement was effective January 1, 1996 and had an initial term of two years. Under the terms of the original agreement, the Company would have compensated CoCensys, based on a predetermined formula that considered both the number of new prescriptions written and the net sales dollars achieved in each quarter. During 1996 and 1997, the agreement was modified with respect to term, new prescriptions and detail calls. During 1997, CoCensys was acquired by Watson. The Company paid Watson $4.7 million for the promotion and marketing of Elderpryl during 1998. During 1997 and 1996, the Company expensed $3,800,000 and $1,230,000, respectively, pursuant to these agreements with CoCensys. Additionally, certain co-promotional fees paid by Sandoz at the commencement of the 1990 agreement were recognized ratably by the Company during the term of the agreement (six years, expiring on March 31, 1996), and certain costs associated with the procurement, negotiating and execution of the agreement by the owners of the Company were incurred by the Company in approximately the same amount.

8. OTHER INCOME

   In November 1994, the Company prevailed in litigation it brought against foreign defendants who were selling and marketing chemical compounds similar to Eldepryl without FDA approval. In late 1997, a final judgment was rendered by the United States Federal District Court. In November 1997, the Company received and recorded as other income approximately $1,225,000 for settlement of the litigation and reimbursement of related costs.

   During November 1997, the Company sold its research and development facility and related equipment with a net book value of approximately $3,422,000 for $3,000,000. The resulting loss of $422,000 is recorded as a reduction in other income. The Company financed in the form of a note $1,000,000 of the sales price. The note receivable is collateralized by the facility and will be collected in 60 monthly installments bearing interest at 8%. Current and non-current portions are included with prepaid expenses and other current assets and other assets, respectively, in the consolidated balance sheet at December 31, 1997. In September 1998, the total outstanding portion of this note receivable was received in full.

9. INCOME TAXES

   The income tax provision consists of the following for the years ended December 31, 1998, 1997 and 1996:

                                     1998               1997              1996

Current tax expense:
  Federal                        $ 7,800,000      $10,283,000        $15,257,000
  State                            1,603,000        2,549,000          4,194,000
  Foreign                              -              100,000            100,000
                                 -----------      -----------        -----------
                                   9,403,000       12,932,000         19,551,000
                                 -----------      -----------        -----------
Deferred tax expense (benefit):
  Federal                            211,000          (7,000)          (669,000)
  State                               21,000          (1,000)           (67,000)
                                 -----------      -----------        -----------
                                     232,000          (8,000)          (736,000)
                                 -----------      -----------        -----------
Total provision for income taxes $ 9,635,000      $12,924,000        $18,815,000
                                 ===========      ===========        ===========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred taxes (which are included in "Other Assets" in the consolidated balance sheet) at December 31, 1998 and 1997 are as follows:


                                                              1998        1997

Deferred tax assets:
  Chargeback and rebate allowances                        $ 510,000    $ 593,000
  Deferred compensation                                     229,000      223,000
  Inventory valuation allowance                                -         243,000
  Other                                                     100,000       95,000
                                                          ---------    ---------
                                                            839,000    1,154,000


Deferred tax liabilities - different methods of accounting
  between financial and income tax reporting for depreciation
  and amortization                                          243,000      326,000
                                                          ---------    ---------
    Net deferred tax assets                               $ 596,000    $ 828,000
                                                          =========    =========

   The statutory federal income tax rate is reconciled to the effective tax rate as follows for the years ended December 31, 1998, 1997 and 1996:

                                             1998          1997           1996

Tax at statutory rate                        35.0 %        35.0 %         35.0 %
State income tax (net of federal benefit)     3.6           3.8            3.6
Tax credits                                  (6.2)         (7.9)          (9.5)
Tollgate tax                                  3.1           3.4            4.0
Other                                         4.2           0.7            1.3
                                             ----          ----           ----
Effective tax rate                           39.7 %        35.0 %         34.4 %
                                             ====          ====           ====
   Tax credits result principally from operations in Puerto Rico.
   See Note 13.

10.RELATED PARTY TRANSACTIONS

   The Company incurs expenses for ongoing management services and over a six-year period (which ended March 31, 1996) for specific services related to the procurement, negotiation and execution of the original co-promotion agreement by one of the owners of the Company. The Company also has other transactions with one or both of its owners as detailed below for the years ended December 31, 1998, 1997 and 1996:

                                                1998          1997         1996

Management fees                            $ 2,167,000  $ 3,348,000  $ 5,076,000
Marketing and advertising                    4,714,000      775,000        -
Research and development                       232,000       90,000    1,250,000
Inventory handling and distribution fees       524,000      465,000      519,000
Rent - equipment and facilities                 14,000      640,000    1,217,000

11.SIGNIFICANT CUSTOMERS

   The Company had sales to certain customers which individually exceeded 10% of sales. In 1998 sales to three major customers were $8,983,000, $8,013,000 and $6,953,000, respectively. In 1997 sales to five major customers were $15,878,000, $13,498,000, $11,427,000, $8,658,000 and $7,746,000,
   respectively. In 1996 sales to three major customers were $23,200,000, $21,259,000 and $18,692,000, respectively.

12.EMPLOYEE BENEFIT PLANS

   Effective January 1, 1998, the Company created a new defined contribution profit sharing plan covering substantially all employees. Contributions are made at the discretion of the Board of Directors. The defined contribution profit sharing plan in effect prior to 1998 was terminated as of December 31, 1997. Additionally, during 1994, the Company initiated a deferred compensation plan for certain key employees which was terminated during 1997. During 1998, 1997 and 1996, the Company recorded expense of $120,000, $-0-and $954,000, respectively, under these plans.

13.CONTINGENCIES

   IRS

   In connection with an examination of the Company's Federal tax returns for the three years ended December 31, 1995, representatives of the Internal Revenue Service, in June 1997, issued to the Company a report that contains proposed adjustments to the Company's use of tax credits under Internal Revenue Code section 936.

   Under the proposed adjustments, the Company could be subject to approximately $14 million of additional income tax and interest charges that have not been accrued at December 31, 1998.

   Management believes that the Company has met all of the requirements to qualify for the tax credits available under Internal Revenue Code section 936, and intends to vigorously defend its position on this matter.

   FoxMeyer

   The Company has been named as a defendant in a complaint filed by the trustee to the bankruptcy estates of FoxMeyer Corporation and its related entities in the U.S. Bankruptcy Court for the District of Delaware. The complaint alleges that the Company received preferential payments of approximately $3.4 million from the bankruptcy estates and seeks reimbursement from the Company of such amounts. The Company has filed an answer to the complaint denying the allegations.

   In the opinion of management, the outcome of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.



                            * * * * * *